Exhibit 99.1

AEGON significantly improves earnings in first quarter of 2009

¡	Underlying loss before tax of EUR 22 million due primarily to lower equity markets

¡	Impairments of EUR 386 million contribute to net loss of EUR 173 million

¡	New life sales of EUR 543 million; total gross deposits of EUR 8.2 billion; net deposits of EUR 1.1 billion, excluding institutional guaranteed products

¡	Value of new business of EUR 201 million

¡	Excess capital over AA capital adequacy requirements of EUR 2.7 billion

¡	IGDa) solvency ratio of approximately 170%

¡	Core capitalb) of EUR 16.4 billion, excluding revaluation reserve at the end of Q1 2009 (EUR 7.9 billion including revaluation reserve)

Statement Alex Wynaendts, CEO

“Despite the persistent challenges of the financial crisis, AEGON significantly improved earnings compared to the second half of 2008. Although we posted a net loss in the first quarter, we are encouraged by the improvement in earnings and the indications that the fundamentals of our business remain sound.

“We continue to focus on freeing up capital from our businesses, reducing costs, and taking measures to counter the effects of the current environment. Consequently, we released an additional EUR 900 million of capital during the first quarter, and made solid progress toward our target of reducing costs by EUR 150 million this year. The sale of our life insurance business in Taiwan and the decision to downsize our institutional markets division in the United States are but two examples of our determination to execute on our strategy.

“The relatively stable new life sales and deposits quarter-over-quarter reflect the strength of AEGON’s franchise and the continued confidence of our customers.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions	Notes	Q1 2009	Q4 2008	Q1 2008
Underlying earnings before tax	1	(22)	(181)	658

Net income	2	(173)	(1,182)	153

New life sales	3	543	598	686

Total deposits	4	8,241	11,933	8,636

Value of new business (VNB)		201	233	186

Return on equity	5	(3.3)%	(8.7)%	13.2%

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio is based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US

b)	Core capital is the sum of shareholders’ equity and the EUR 3 billion in convertible core capital securities from Vereniging AEGON, funded by the Dutch State

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Strategic highlights and short-term priorities

Last year, AEGON set out three long-term strategic priorities:

1.	To reallocate capital toward businesses with higher growth and return prospects;

2.	To improve growth and returns from existing businesses;

3.	To manage AEGON as an international company.

Subsequently AEGON identified and announced three priorities to counter the challenges of the current global financial crisis and position the company for growth:

¡	Focus on capital preservation and accelerate the capital release program;

¡	EUR 150 million cost savings measures for 2009;

¡	Develop contingency plans for deterioration in financial markets.

As announced last June, AEGON is conducting an ongoing review of its portfolio of businesses to ensure that they meet the criteria outlined in the strategy. On February 17, 2009, AEGON announced it will downsize its institutional spread based business in the Americas, which will result in lower credit risk in the long run and a release of capital in the near term. On April 22, 2009, AEGON announced the sale of its life insurance activities in Taiwan.

Capital preservation

In the current economic environment, acceleration of capital preservation actions has been a priority. The actions taken and plans to be executed are evidence of the financial flexibility within AEGON to manage through these extraordinary times. They include:

¡	Releasing EUR 1.7 billion of capital in the second half of 2008;

¡	Commitment to release an additional EUR 1.5 billion of capital in 2009, including EUR 0.3 billion from AEGON’s institutional business. EUR 0.9 billion has been realized in Q1 2009.

As a result of actions taken, the capital position of the company remains strong with excess capital of EUR 2.7 billion over AA capital adequacy requirements at March 31, 2009.

Cost measures

AEGON announced cost savings measures totaling EUR 150 million in 2009. Actions to achieve this include:

¡	Americas: no wage increases in 2009, staff reductions, deferred hiring, reorganization of agency distribution;

¡	The Netherlands: reduction of contract services, process re-engineering, general cost savings;

¡	United Kingdom: restructuring of IT, marketing and customer services, cost containment and savings in distribution.

AEGON’s cost measures are on track with approximately one third of the total expense savings of 2009 realized across the company in the first quarter of 2009.

Capital management

Excess capital

During Q1 2009 financial markets remained challenging. Equity markets showed a negative return, the S&P 500 lost 12% in the quarter, and real estate prices also continued to decline. Except for some structured asset classes, spreads in many credit market segments, though volatile during the quarter and still at historically high and stressed levels, were tighter or stable when compared to 2008 year-end levels. Volatilities in equity and bond markets were down from the peaks recorded late 2008, while interest rates gradually increased from historic lows. The negative impact from capital markets on AEGON’s excess capital in Q1 2009 was estimated at EUR 0.6 billion, primarily from lower equity markets leading to additional minimum guarantee reserve strengthening.

The world economic outlook for 2009 remains uncertain and most countries are facing a severe recession. Though policymakers continue to respond aggressively to the economic crisis, specifically in the United States where most of AEGON’s credit risk is concentrated, AEGON expects an elevated level of asset impairments in its investment portfolio in 2009. Impairments negatively impacted AEGON’s capital position in Q1 2009, reducing excess capital by approximately EUR 0.2 billion.

Local knowledge. Global power.	Page 2 of 40

In addition, rating agencies have been responding to the economic environment, revising their credit risk assessments. In Q1 2009, for example, parts of AEGON’s mortgage-related asset portfolio, in particular securities backed by near-prime mortgages referred to as Alt-A and negative amortization/Option ARM floaters, were downgraded to below investment grade ratings. The rating migration of AEGON’s US portfolio led to higher capital requirements, reducing AEGON’s excess capital by an estimated EUR 0.6 billion for Q1 2009. AEGON considers the rating migration experienced in Q1 2009 as extraordinarily high and expects it not to be repeated to the same extent in coming quarters.

AEGON has preserved capital over the last few quarters and continues to focus on freeing up capital from its businesses. Part of the EUR 0.9 billion capital preservation in Q1 2009 is related to the decision to reduce investment risk and increase the asset allocation of AEGON’s investment portfolio to cash, Treasury, government and agency bonds. At the end of Q1 2009, 25% of AEGON’s total general account assets was invested in these asset classes, up from 23% at the end of 2008. The general account of AEGON in the Americas had an asset allocation of 20% to cash, treasuries and agencies (16% at year-end 2008).

This investment strategy, executed in the last few quarters, has been successful in a period of widening credit spreads across fixed income markets, and has helped managing the maturity mismatch as a result of institutional spread liabilities getting shorter as puts have been exercised. At the same time, some structured assets classes have experienced extension of duration. As a result of this investment strategy, AEGON has not been a forced seller of assets at depressed prices. This strategy has preserved value, even though currently the return on short-dated and government investments is lower. Going forward, AEGON will continue to manage its credit portfolio actively. However, with current market conditions and the maturity of assets and liabilities of institutional spread business closer aligned now, AEGON will start to put part of the new money inflows into highly rated credit investments.

At the end of Q1 2009, AEGON had EUR 2.7 billion excess capital over AA capital adequacy requirements, down from EUR 2.9 billion at the end of 2008. The positive impacts from capital preservation actions and statutory earnings were mitigated by rating migration, impairments and lower equity markets on required and available capital. At the end of Q1 2009, AEGON had an IGD solvency ratio of approximately 170% (Q4 2008: 183%).

IFRS core capital

At the end of March 2009, core capital excluding the revaluation account was EUR 16.4 billion, 77% of the total capital base, well above the minimum target of 70%. Core capital including revaluation reserve was EUR 7.9 billion, consisting of EUR 4.9 billion of shareholders’ equity and EUR 3 billion of convertible core capital securities provided by Vereniging AEGON, funded by the Dutch State.

AEGON’s revaluation account decreased during Q1 2009 by EUR 1.4 billion to a negative EUR 8.5 billion. The lower revaluation account was the main driver of the decline in shareholders’ equity. The revaluation account was down primarily due to the impact of higher risk free long-term interest rates on bond values.

Local knowledge. Global power.	Page 3 of 40

Financial highlights

FINANCIAL OVERVIEW

EUR millions	Notes	Q1 2009	Q1 2008%		At constant currency %
Underlying earnings before tax by line of business
Life and protection		239	252	(5)	(11)
Individual savings and retirement products		(313)	116	N.M.	N.M.
Pensions and asset management		42	121	(65)	(64)
Institutional products		89	108	(18)	(28)
Life reinsurance		(23)	43	N.M.	N.M.
Distribution		6	9	(33)	(44)
General insurance		(1)	17	N.M.	N.M.
Interest charges and other		(63)	(17)	N.M.	N.M.
Share in net results of associates		2	9	(78)	(78)

Underlying earnings before tax		(22)	658	N.M.	N.M.

Over/(under) performance of fair value items		(197)	(441)	55

Operating earnings before tax		(219)	217	N.M.	N.M.

Operating earnings before tax by line of business
Life and protection		179	213	(16)	(22)
Individual savings and retirement products		(306)	(58)	N.M.	N.M.
Pensions and asset management		(135)	(19)	N.M.	N.M.
Institutional products		13	(55)	N.M.	N.M.
Life reinsurance		59	31	90	65
Distribution		6	9	(33)	(44)
General insurance		(1)	17	N.M.	N.M.
Interest charges and other		(36)	70	N.M.	N.M.
Share in net results of associates		2	9	(78)	(78)

Operating earnings before tax		(219)	217	N.M.	N.M.

Gains/(losses) on investments		173	86	101	100
Impairment charges		(386)	(32)	N.M.	N.M.
Other income/(charges)		(23)	(54)	57	46

Income (loss) before tax		(455)	217	N.M.	N.M.
Income tax		282	(64)	N.M.	N.M.

Net income (loss)		(173)	153	N.M.	N.M.

Net underlying earnings		(14)	503	N.M.	N.M.
Net operating earnings		(163)	175	N.M.	N.M.

Underlying earnings geographically
Americas		(68)	478	N.M.	N.M.
The Netherlands		72	113	(36)	(36)
United Kingdom		7	45	(84)	(88)
Other countries		30	39	(23)	(10)
Holding and other		(63)	(17)	N.M.	N.M.

Underlying earnings before tax		(22)	658	N.M.	N.M.

Operating earnings geographically
Americas		(100)	104	N.M.	N.M.
The Netherlands		(118)	(41)	(188)	(188)
United Kingdom		4	45	(91)	(88)
Other countries		31	39	(21)	(10)
Holding and other		(36)	70	N.M.	N.M.

Operating earnings before tax		(219)	217	N.M.	N.M.

Commissions and expenses		1,618	1,416	14	8
of which operating expenses		842	783	8	4

Local knowledge. Global power.	Page 4 of 40

Operational highlights

Overview

AEGON reported a net loss for Q1 2009 of EUR 173 million, a reversal of the downward trend in net income in the second half of 2008. The loss in Q1 2009 was the result primarily of the impact of lower equity markets, underperformance of fair value items and impairment charges.

Underlying earnings before tax of minus EUR 22 million were down mainly due to lower financial markets compared to the same quarter last year, but improved substantially compared to Q4 2008.

Fair value items, which primarily include certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees, contributed a negative EUR 197 million to earnings in Q1 2009, a strong improvement compared to recent quarters.

Net income was also negatively impacted by impairment charges (EUR 386 million).

Gains on investments totaled EUR 173 million, largely due to gains on shares and bonds in the Netherlands.

The underlying loss in Q1 2009, as well as impairments and mark-to-market losses on the fair value items, resulted in a tax benefit of EUR 282 million.

Underlying earnings before tax

In Q1 2009 the underlying loss for the company amounted to EUR 22 million. Excluding the impact from capital markets the earnings were approximately EUR 450 million.

The underlying loss in the Americas was USD 88 million. Lower equity markets led to minimum guarantee reserves strengthening and accelerated amortization of deferred policy acquisition costs (DPAC), primarily affecting earnings in the variable annuity and life reinsurance business. The total impact on earnings from lower equity markets amounted to approximately USD 600 million, which also includes lower fee income due to reduced asset balances.

Underlying earnings in the Americas in Q1 2009 were also affected by the decisions to lower the allocation to hedge funds and increase the asset allocation to cash, treasury and agency bonds, in order to preserve capital.

In the Netherlands, underlying earnings were down 36% to EUR 72 million, a result of lower technical results in the life and pension business and adverse claims experience in general insurance. Also, investment income declined across most businesses.

Underlying earnings in the United Kingdom, meanwhile, totaled GBP 7 million, lower than last year, due primarily to the impact of lower equity and corporate bond markets on fund related charges in the pension business.

Underlying earnings from Other countries amounted to EUR 30 million, lower than last year, as a result of higher losses in Taiwan and currency depreciation in Central & Eastern Europe.

Net income (loss)

Net income included a total underperformance result on fair value items of EUR 197 million. Fair value items primarily include certain (alternative) investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees.

In Q1 2009, underperformance of alternative investment classes in the Americas, in particular real estate as well as private equity and credit derivatives amounted to EUR 163 million.

Fair value items also include the under/overperformance on assets held at fair value through profit or loss and backing liabilities of a specific portfolio of group pension contracts in the Netherlands. In Q1 2009 these assets underperformed long-term expected returns by EUR 54 million. The assets backing this portfolio of liabilities were accounted for as fair value through profit or loss and have been replaced with assets accounted for as available for sale as per Q2 2009. As a result this item will not recur as fair value item going forward.

In order to maintain consistency in definitions, starting in Q4 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been included in fair value items.

Local knowledge. Global power.	Page 5 of 40

Previously, differences in fair value between guarantees and related hedges, referred to as hedge ineffectiveness, were reported in gains/losses on investments. Results for prior years have been adjusted (see Financial Supplement).

Net fair value gains of EUR 132 million on GMWB guarantees and related hedges in the Americas were offset by the negative impact of EUR 135 million from hedge ineffectiveness in the Netherlands.

The fair valuation of certain products with guarantees includes a credit spread in the discount rates, a reflection of dislocated, volatile and illiquid markets.

Gains on investments

Gains on investments of EUR 173 million include primarily gains on sales of bonds in the Netherlands and in the United Kingdom, the sales of shares in the Netherlands and positive results from economic hedges at holding level.

Impairment charges

Impairments of EUR 386 million included EUR 133 million on subprime mortgage asset backed securities and EUR 72 million on residential mortgage backed securities, both in the Americas. The remainder of impairments in the Americas was mainly related to corporate bonds. Impairments in the Netherlands were taken on equity and bonds.

Tax

The underlying loss in Q1 2009, as well as impairments and mark-to-market losses on the fair value items, resulted in a tax benefit of EUR 282 million. The high effective tax rate is mainly a result of tax credits and other permanent differences.

Commissions and expenses

Compared to Q4 2008 commissions and expenses decreased by 13% to EUR 1.6 billion. Operating expenses were down 9% to EUR 842 million as a result of cost savings, partly offset by restructuring charges and higher employee pension costs.

Compared to Q1 2008 commissions and expenses increased by 14% (8% at constant currency), primarily due to acceleration of DPAC amortization.

Operating expenses increased by 8% (4% at constant currency) compared to Q1 2008. An increase in employee benefit pension expenses and restructuring expenses in several businesses offset expense savings from cost savings programs. Operating expenses also increased as a result of acquisitions in Central & Eastern Europe in 2008.

Sales

Total new life sales in Q1 2009 were down 9% compared to Q4 2008, and decreased by 15% (at constant currency) to EUR 543 million compared to Q1 2008. With the exception of Spain, all countries recorded lower sales compared to Q1 2008.

New life sales in the Americas were down 11% compared to Q4 2008 and 31% compared to Q1 2008 in local currency, due to lower universal life sales in the high net worth and variable life sales in the middle market as well as lower sales of bank-owned and corporate-owned life insurance (BOLI/COLI) contracts. Life reinsurance sales were down as well compared to last year, but were in line with previous quarters.

In the Netherlands new life sales were up 51% compared to Q4 2008, primarily due to a strong increase in group pension sales, which included several large contracts. Sales were down 13% compared to Q1 2008, a result primarily of lower individual life sales. Q1 2009 group pension sales were in line with last year.

New life sales in the United Kingdom in the first quarter of the year were down 9% compared to both Q1 2008 and Q4 2008. Sales were down across most lines of business offsetting growth in annuities. In Q1 2008 new life sales in the UK included European variable annuities, which are now reported in Other countries. Including the sales of variable annuities in the UK in Q1 2009, the new life sales declined by 6% compared to Q1 2008.

In Other countries new life sales in Q1 2009 were down 14% compared to Q4 2008 and down 11% compared to Q1 2008. New life sales in Spain rose to EUR 22 million, a reflection mainly of the incorporation of two new joint ventures, as well as higher sales at existing joint ventures.

Local knowledge. Global power.	Page 6 of 40

SALES

EUR millions	Notes	Q1 2009	Q1 2008%		At constant currency %
New life sales
Life single premiums		2,025	2,757	(27)	(16)
Life recurring premiums annualized		341	410	(17)	(13)

Total recurring plus 1/10 single		543	686	(21)	(15)

New premium production accident and health insurance		164	166	(1)	(13)
New premium production general insurance		12	16	(25)	(19)

Gross deposits (on and off balance) by line of business
Fixed annuities		1,628	306	N.M.	N.M.
Variable annuities		714	685	4	(6)
Saving deposits		580	648	(10)	(10)
Retail mutual funds		642	564	14	(4)
Pensions and asset management		2,829	3,183	(11)	(19)
Institutional guaranteed products		1,848	3,249	(43)	(51)
Life reinsurance		0	1	N.M.	N.M.

Total gross deposits		8,241	8,636	(5)	(15)
Total gross deposits excl. institutional guaranteed products		6,393	5,387	19	7

Net deposits (on and off balance) by line of business
Fixed annuities		688	(795)	N.M.	N.M.
Variable annuities		78	(152)	N.M.	N.M.
Saving deposits		(67)	(72)	7	7
Retail mutual funds		(98)	171	N.M.	N.M.
Pensions and asset management		506	1,170	(57)	(70)
Institutional guaranteed products		(2,354)	(1,195)	(97)	(71)
Life reinsurance		(16)	(15)	(7)	7

Total net deposits		(1,263)	(888)	(42)	(34)
Total net deposits excl. institutional guaranteed products		1,091	307	N.M.	178

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2009	At Dec. 31 2008%
Revenue generating investments (total)		334,280	331,844	1
Investments general account		133,130	130,481	2
Investments for account of policyholders		103,312	105,400	(2)
Off balance sheet investments third parties		97,838	95,963	2

Local knowledge. Global power.	Page 7 of 40

Sales through Caja de Ahorros del Mediterranéo (CAM), AEGON’s largest bank partner in Spain, which is an associate and therefore not consolidated, more than tripled to EUR 66 million (on a 100% basis) in Q1 2009, mainly due to higher sales of recurring premium risk products and sales of pension products following changes in pension legislation.

In Central & Eastern Europe, new life sales totaled EUR 16 million, down 24% (18% at constant currency) compared to Q1 2008. Single premium sales in Poland were lower due to a decline in equity markets.

In Asia, new life sales decreased to EUR 12 million as increased sales in China were more than offset by a decline in Taiwan.

Deposits

Total gross deposits excluding institutional guaranteed products were up 19% to EUR 6.4 billion. Total gross on and off balance deposits for the company decreased by 5% (down 15% in constant currency) to EUR 8.2 billion in Q1 2009. The main driver for the decline was the significantly lower sales of both institutional spread and institutional fee business in the Americas. AEGON recently announced its decision to downsize its institutional spread based business.

Fixed annuities sales in the Americas continued to be strong. AEGON continues to expect these sales to decrease during the remainder of the year. Variable annuity sales in the Americas were in line with sales in the last few quarters. Sales of retirement plans in the pension business were strong, particularly when taking into account the impact of lower financial markets on the balances taken over. Managed assets and retail mutual fund sales were down as a result of the turmoil in financial markets.

Gross deposits in Other countries tripled to EUR 706 million. Gross deposits in Central & Eastern Europe were up 11% in constant currency. Despite the adverse economic environment, pension deposits continue to be strong, reflecting growth of the business as well as the incorporation of acquisitions. Deposits in Asia totaled EUR 405 million, a result of the inclusion of the asset management joint venture in China. In Q1 2009 deposits in Other countries also included sales of European variable annuities for the first time which amounted to EUR 111 million. A variable annuity product was introduced in France through AEGON’s partner La Mondiale.

Net deposits amounted to approximately EUR 1.1 billion, excluding institutional guaranteed products. Net deposits for the company amounted to a negative EUR 1.3 billion as a result of outflows in the institutional business in the Americas, following the decision to downsize that business. This effect offset net inflows in fixed annuities and the pension business in the Americas and CEE, as well as net inflows in AEGON’s asset management joint venture in China.

Value of new business

The value of new business (VNB) for the company was up 8% compared to Q1 2008. VNB was up due to increases in Spain and the Netherlands. The internal rate of return is 17.8%, slightly lower than last year.

Local knowledge. Global power.	Page 8 of 40

Appendix I • Americas • The Netherlands • United Kingdom • Other countries

FINANCIAL OVERVIEW, Q1 2009 GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
221	7	Life and protection	169	55	7	8	0	239
(403)	0	Individual savings and retirement products	(309)	(9)	0	5	0	(313)
10	3	Pensions and asset management	8	26	3	5	0	42
117	0	Institutional products	89	0	0	0	0	89
(30)	0	Life reinsurance	(23)	0	0	0	0	(23)
0	(3)	Distribution	0	9	(3)	0	0	6
0	0	General insurance	0	(9)	0	8	0	(1)
		Interest charges and other					(63)	(63)
(3)	0	Share in net results of associates	(2)	0	0	4	0	2

(88)	7	Underlying earnings before tax	(68)	72	7	30	(63)	(22)
(42)	(3)	Over/(under) performance of fair value items	(32)	(190)	(3)	1	27	(197)

(130)	4	Operating earnings before tax	(100)	(118)	4	31	(36)	(219)

		Operating earnings before tax by line of business
176	7	Life and protection	135	29	7	8	0	179
(394)	0	Individual savings and retirement products	(303)	(9)	0	6	0	(306)
(3)	0	Pensions and asset management	(2)	(138)	0	5	0	(135)
18	0	Institutional products	13	0	0	0	0	13
76	0	Life reinsurance	59	0	0	0	0	59
0	(3)	Distribution	0	9	(3)	0	0	6
0	0	General insurance	0	(9)	0	8	0	(1)
		Interest charges and other					(36)	(36)
(3)	0	Share in net results of associates	(2)	0	0	4	0	2

(130)	4	Operating earnings before tax	(100)	(118)	4	31	(36)	(219)

36	9	Gains/(losses) on investments	28	110	10	4	21	173
(370)	(13)	Impairment charges	(284)	(78)	(14)	(5)	(5)	(386)
1	(22)	Other income/(charges)	1	0	(24)	0	0	(23)

(463)	(22)	Income (loss) before tax	(355)	(86)	(24)	30	(20)	(455)
290	27	Income tax	222	45	30	(21)	6	282

(173)	5	Net income (loss)	(133)	(41)	6	9	(14)	(173)

(57)	10	Net underlying earnings	(44)	55	11	9	(45)	(14)
(90)	8	Net operating earnings	(69)	(87)	9	10	(26)	(163)

Local knowledge. Global power.	Page 9 of 40

Americas

¡	Net loss of USD 173 million

¡	Underlying loss before tax of USD 88 million; USD 600 million impact from decline in equity markets

¡	Negative contribution of fair value items of USD 42 million on lower real estate values offset by positive impact from fair value GMWB guarantees and related hedges

¡	Impairments of USD 370 million

¡	Strong sales of fixed annuities and retirement plan sales; net deposits USD 1.6 billion (excl. institutional guaranteed products)

Overview

The decline in equity markets in Q1 2009 had a significant impact on net income as well as on underlying earnings (approx. USD 600 million) in the Americas and led to lower fee income in many of the businesses, and reserve strengthening and accelerated amortization of deferred policy acquisition costs in the variable annuities business. In addition, earnings were affected by the decision to reduce exposure to hedge fund investments while increasing the asset allocation to cash, treasury and agency bonds.

Results in the Americas also included USD 370 million of post DPAC impairments. The impairments pre DPAC were USD 427 million, of which the majority (USD 267 million) was related to structured asset impairments.

Sales of fixed annuities continued to be strong during the quarter. AEGON continues to expect these sales to decrease during the remainder of the year. Sales of variable annuities were consistent with sales in the last few quarters. New life sales were down in all lines of business. Sales of retirement plans in the pension business were strong, particularly when taking into account the impact of lower financial markets on the balances taken over.

Value of new business was down 13%, reflecting reduced institutional sales, and lower VNB of life and protection, but higher VNB from fixed annuities and pensions.

Underlying earnings before tax

AEGON reported an underlying loss before tax in the Americas for Q1 2009 of USD 88 million:

¡

Underlying earnings before tax from Life & Protection declined 19% compared to Q1 2008 to USD 221 million, and include an USD 25 million persistency related charge following the decline in equity markets this quarter. Underlying earnings before tax also include USD 26 million of increased employee pension expenses. In Q1 2008 underlying earnings before tax included exceptional unfavorable mortality charges of USD 34 million;

¡

Individual Savings & Retirement underlying earnings before tax came in at a loss of USD 403 million, due to the equity market impact on fee income, minimum guarantee reserve strengthening and accelerated DPAC amortization (in total USD 460 million). In addition, changes in lapse assumptions affected underlying earnings before tax by USD 75 million;

¡	Pensions & Asset Management underlying earnings before tax decreased to USD 10 million, a result primarily of lower fees from reduced asset balances;

¡

Underlying earnings before tax from the Institutional business were down 28% to USD 117 million. A decrease in short-term rates continued to produce more positive spreads on institutional guaranteed products, offset, however, by spread compression from the higher asset allocation to cash and restructuring costs following the decision to downsize the institutional business;

¡	In the Life Reinsurance business the underlying loss before tax amounted to USD 30 million, including a USD 40 million impact from lower equity markets and unfavorable mortality (USD 26 million).

Net income (loss)

AEGON reported a net loss for Q1 of USD 173 million in the Americas.

Fair value items showed an underperformance of USD 42 million, a result primarily of underperformance of alternative assets like real estate partnerships, as well as private equity, and lower market values of credit derivatives. These were offset by the positive impact of higher interest rates on the fair value of GMWB guarantees and positive result on GMWB related hedges.

Results in the Americas also included USD 370 million of post DPAC impairments. The impairments pre DPAC were USD 427 million, of which the majority (USD 267 million) was related to structured asset impairments, including securities backed by subprime mortgages (USD 173 million).

Local knowledge. Global power.	Page 10 of 40

The high effective tax rate is mainly a result of the tax benefits for permanent differences and tax credits which increase the effective tax rate in the current overall pre-tax loss situation. In addition, pre-tax earnings from Ireland being taxed at their lower rate also resulted in an increase in the effective tax rate in the current overall pre-tax loss situation.

Commissions and expenses

Total commissions and expenses increased 12% in Q1, primarily due to acceleration of DPAC amortization. Q1 operating expenses were up 3%. An increase in employee pension plan costs (USD 43 million) as well as restructuring expenses, primarily related to the downsizing of institutional business (USD 22 million), offset the positive contributions of cost initiatives.

Sales and deposits

Total new life sales in the Americas were down 31% in the quarter, driven primarily by a decline in universal life sales in the high net worth market and variable life sales in the middle market. Retail life sales were in line with Q4 2008. The BOLI/COLI market has declined significantly as a result of the financial crisis and its impact on banks. Life reinsurance sales were down as well compared to last year, but were in line with previous quarters.

Total gross deposits, excluding institutional guaranteed products, were in line with Q1 2008 and increased by 2% compared to Q4 2008. Net deposits excluding institutional guaranteed products were up significantly to USD 1.6 billion.

Fixed annuities sales came in strong again after several quarters of growth. AEGON continues to expect these sales to decrease during the remainder of the year. Variable annuity sales were in line with sales in the last few quarters, while retail mutual fund sales suffered from lower financial markets as expected.

Sales of retirement plans in the pension business were strong, particularly when taking into account the impact of lower financial markets on the balances taken over. Managed assets clearly declined also because of financial market turmoil.

Sales of institutional guaranteed products are low, after the decision to downsize the institutional spread based business.

Sales of accident and health products were in line with sales over the last few quarters.

Value of new business

The value of new business (VNB) in the Americas amounted to USD 103 million, and the internal rate of return (IRR) was 10.3%. Declines in VNB and IRR were noticeable in the retail life business due to lower production and lower investment return assumptions. VNB in the institutional business was down due to the discontinuance of new sales. The VNB and IRR in the variable annuity business were negatively affected by hedge costs. VNB was up significantly for fixed annuities on higher production while VNB for the pension and reinsurance businesses were in line with the prior year. Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

AEGON’s total revenue generating investments at the end of March 2009 totaled USD 279 billion, down 2% from three months earlier.

Local knowledge. Global power.	Page 11 of 40

AMERICAS - EARNINGS

USD millions	Notes	Q1 2009	Q1 2008%
Underlying earnings before tax by line of business
Life		153	159	(4)
Accident and health		68	115	(41)

Life and protection		221	274	(19)
Fixed annuities		86	95	(9)
Variable annuities		(480)	70	N.M.
Retail mutual funds		(9)	4	N.M.

Individual savings and retirement products		(403)	169	N.M.
Pensions and asset management		10	45	(78)
Institutional guaranteed products		105	141	(26)
BOLI/COLI		12	21	(43)

Institutional products		117	162	(28)
Life reinsurance		(30)	65	N.M.
Share in net results of associates		(3)	1	N.M.

Underlying earnings before tax		(88)	716	N.M.

Over/(under) performance of fair value items		(42)	(560)	93

Operating earnings before tax		(130)	156	N.M.

Operating earnings before tax by line of business
Life		120	135	(11)
Accident and health		56	109	(49)

Life and protection		176	244	(28)
Fixed annuities		41	8	N.M.
Variable annuities		(426)	(103)	N.M.
Retail mutual funds		(9)	4	N.M.

Individual savings and retirement products		(394)	(91)	N.M.
Pensions and asset management		(3)	38	N.M.
Institutional guaranteed products		8	(99)	N.M.
BOLI/COLI		10	17	(41)

Institutional products		18	(82)	N.M.
Life reinsurance		76	46	65
Share in net results of associates		(3)	1	N.M.

Operating earnings before tax		(130)	156	N.M.

Gains/(losses) on investments		36	(71)	N.M.
Impairment charges		(370)	(21)	N.M.
Other income/(charges)		1	0	N.M.

Income (loss) before tax		(463)	64	N.M.
Income tax		290	(103)	N.M.

Net income (loss)		(173)	(39)	N.M.

Net underlying earnings		(57)	522	N.M.
Net operating earnings		(90)	111	N.M.

Commissions and expenses of which operating expenses		1,311	1,169	12
		562	547	3

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power.	Page 12 of 40

AMERICAS - SALES

USD millions	Notes	Q1 2009	Q1 2008%
New life sales
Life single premiums		91	241	(62)
Life recurring premiums annualized		173	238	(27)

Total recurring plus 1/10 single		182	262	(31)

Life		128	187	(32)
BOLI/COLI		2	14	(86)
Life reinsurance		52	61	(15)

Total recurring plus 1/10 single		182	262	(31)

New premium production accident and health insurance		203	237	(14)

Gross deposits (on and off balance) by line of business
Fixed annuities		2,120	459	N.M.
Variable annuities		780	974	(20)
Retail mutual funds		307	773	(60)
Pensions and asset management		3,169	4,252	(25)
Institutional guaranteed products		2,407	4,870	(51)
Life reinsurance		0	2	N.M.

Total gross deposits		8,783	11,330	(22)
Total gross deposits excl. institutional guaranteed products		6,376	6,460	(1)

Net deposits (on and off balance) by line of business
Fixed annuities		896	(1,192)	N.M.
Variable annuities		(40)	(279)	86
Retail mutual funds		(256)	247	N.M.
Pensions and asset management		1,053	1,644	(36)
Institutional guaranteed products		(3,065)	(1,792)	(71)
Life reinsurance		(20)	(23)	13

Total net deposits		(1,432)	(1,395)	(3)
Total net deposits excl. institutional guaranteed products		1,633	397	N.M.

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2009	At Dec. 31 2008%
Revenue generating investments (total)		279,399	286,167	(2)
Investments general account		117,934	120,790	(2)
Investments for account of policyholders		55,791	58,943	(5)
Off balance sheet investments third parties		105,674	106,434	(1)

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power.	Page 13 of 40

The Netherlands

¡	Net loss of EUR 41 million

¡	Underlying earnings before tax declined 36% to EUR 72 million

¡	Life sales down 13%, due to decline in retail market; group pension sales were strong

¡	Value of new business of EUR 31 million; internal rate of return of 14.1%

Overview

The Netherlands reported a net loss in Q1 2009 of EUR 41 million. Underlying earnings before tax were down 36%, a result of lower technical results in the life and pension business and adverse claims experience in general insurance. Also, investment income declined across most businesses.

Fair value items underperformed long-term expectations, a result mainly from differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness.

Impairments, primarily on equity investments, totaled EUR 78 million, while investment gains from the sale of bonds and shares amounted to EUR 110 million.

Underlying earnings before tax

¡	The Life business reported underlying earnings before tax of EUR 44 million, up from last year on higher investment income offset by lower technical results.

¡	In Accident and Health underlying earnings before tax were EUR 11 million, an increase of EUR 3 million, mainly a result of a technical provision release.

¡	The Savings business reported an underlying loss before tax of EUR 9 million, due to pressure on margins and volumes from fierce competition in the savings market.

¡	Underlying earnings before tax from Pensions & Asset Management amounted to EUR 26 million down from Q1 2008, primarily the result of lower investment income.

¡	Underlying earnings before tax from Distribution amounted to EUR 9 million, below last year’s result due to the slowdown in the real estate market.

¡	General insurance underlying earnings before tax were down significantly to a loss of EUR 9 million, due mainly to higher claims experience.

Net income (loss)

Fair value items include the under/overperformance on assets held at fair value through profit and loss, backing liabilities of a specific portfolio of group pension contracts held in the general account. In Q1 2009 these assets underperformed long-term expected returns by EUR 54 million. The assets backing this portfolio of liabilities were accounted for as fair value through profit or loss and have been replaced with assets accounted for as available for sale as per Q2 2009. As a result this item will not recur as fair value item going forward.

Also, in order to maintain consistency in definitions, starting in Q4 2008, the net impact of the fair value movements of guarantees and the related hedges has been included in fair value items. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gains/losses on investments. Earnings in Q1 2009 include a EUR 135 million negative impact from hedge ineffectiveness.

Impairments of EUR 78 million were primarily related to equity investments and corporate credit investments. Investment gains amounted to EUR 110 million and include gains on bonds and shares sold during the quarter.

The positive contribution from tax is due to tax deductable impairments and losses on fair value items, as well as tax exempt income. The high effective tax rate is mainly a result of the tax exempt items which increase the effective tax rate in the current overall pre-tax loss situation.

Commissions and expenses

Commissions and expenses were down 1% and operating expenses decreased also by 1%. Higher expenses for employee benefits were offset by lower project related expenses.

Sales and deposits

Pension sales were in line with last year due to several large contracts sold during the quarter. Renewal rates in the pension business continued to improve. Sales of both single and regular premium individual life products were down compared to last year, following increased pricing competition in the immediate annuity market, as well as lower demand for regular premium products. Sales in accident & health were up as a result of higher sales of alternative disability products to WIA product. Sales of general insurance products were down on last year due to the competitive market.

Local knowledge. Global power.	Page 14 of 40

Gross deposits were down by 15% compared with Q1 2008, due to fierce competition. Net deposits in the savings business improved significantly compared to Q4 2008.

Value of new business

The value of new business (VNB) increased to EUR 31 million and the internal rate of return improved to 14.1%, primarily as a result of a margin improvement in the mortgage business.

Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

At the end of March 2009, revenue generating investments totaled EUR 63.4 billion; in line with December 2008 levels.

Local knowledge. Global power.	Page 15 of 40

THE NETHERLANDS - EARNINGS

EUR millions	Notes	Q1 2009	Q1 2008%
Underlying earnings before tax by line of business
Life		44	32	38
Accident and health		11	8	38

Life and protection		55	40	38
Saving products		(9)	1	N.M.

Individual savings and retirement products		(9)	1	N.M.
Pensions and asset management		26	51	(49)
Distribution		9	11	(18)
General insurance		(9)	10	N.M.

Underlying earnings before tax		72	113	(36)

Over/(under) performance of fair value items		(190)	(154)	(23)

Operating earnings before tax		(118)	(41)	(188)

Operating earnings before tax by line of business
Life		18	13	38
Accident and health		11	8	38

Life and protection		29	21	38
Saving products		(9)	1	N.M.

Individual savings and retirement products		(9)	1	N.M.
Pensions and asset management		(138)	(84)	(64)
Distribution		9	11	(18)
General insurance		(9)	10	N.M.

Operating earnings before tax		(118)	(41)	(188)
Gains/(losses) on investments		110	76	45
Impairment charges		(78)	(17)	N.M.

Income (loss) before tax		(86)	18	N.M.
Income tax		45	1	N.M.

Net income (loss)		(41)	19	N.M.

Net underlying earnings		55	92	(40)
Net operating earnings		(87)	(22)	N.M.

Commissions and expenses		307	310	(1)
of which operating expenses		217	219	(1)

Local knowledge. Global power.	Page 16 of 40

THE NETHERLANDS - SALES

EUR millions	Notes	Q1 2009	Q1 2008%
New life sales
Life single premiums		391	445	(12)
Life recurring premiums annualized		23	26	(12)

Total recurring plus 1/10 single		62	71	(13)

Life		23	31	(26)
Pensions		39	40	(3)

Total recurring plus 1/10 single		62	71	(13)

New premium production accident and health insurance		7	6	17
New premium production general insurance		7	8	(13)

Gross deposits (on and off balance) by line of business
Saving deposits		580	648	(10)
Pensions and asset management		11	47	(77)

Total gross deposits		591	695	(15)

Net deposits (on and off balance) by line of business
Saving deposits		(67)	(72)	7
Pensions and asset management		(113)	36	N.M.

Total net deposits		(180)	(36)	N.M.

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2009	At Dec. 31 2008%
Revenue generating investments (total)		63,427	63,079	1
Investments general account		32,875	32,163	2
Investments for account of policyholders		19,357	19,133	1
Off balance sheet investments third parties		11,195	11,783	(5)

Local knowledge. Global power.	Page 17 of 40

The United Kingdom

¡	Net income declined to GBP 5 million

¡	Underlying earnings before tax declined to GBP 7 million on lower fund related charges in the pension business

¡	New life sales down 9% on lower bond and pension sales, offsetting sales increases in annuities

¡	Margins and volume in the annuity business drive value of new business increase

Overview

Lower bond and equity markets compared to Q1 last year led to a decline in net income and underlying earnings before tax. Increases in sales of annuities and group pensions were more than offset by sales declines in offshore bonds and individual pensions. Value of new business continued its recent strong growth, a result primarily of a shift in business mix to higher margin products.

Results from Variable Annuities are included in the Other countries section of the results release from Q1 2009.

Underlying earnings before tax

Underlying earnings before tax declined to GBP 7 million, due primarily to the impact of lower equity and corporate bond markets on fund related charges in AEGON’s unit linked pension business.

¡

Underlying earnings before tax from Life & Protection came in at GBP 7 million, slightly below results in the comparable quarter last year. The continued positive impact on earnings from business growth was more than offset by mortality experience and costs related to the expense management program.

¡	Underlying earnings before tax from Pensions & Asset Management amounted to GBP 3 million, down GBP 25 million, due to impact from lower equity and bond markets on fund related charges;

¡	Distribution activities in the first quarter experienced an underlying loss before tax of GBP 3 million, primarily a result of more difficult market conditions for mortgage and investment products.

Net income

Net income was GBP 5 million, a decline due to lower underlying earnings, impairments (GBP 13 million) and underperformance of fair value items. Investment gains of GBP 9 million, and a tax credit due to the change in the sources of earnings contributed positively to earnings.

Commissions and expenses

Total commissions and expenses in the quarter were up 1%, while commissions were down due to a change in business mix. Operating expenses increased by 2% to GBP 100 million, due mainly to a release of employee benefit provisions in Q1 2008 and restructuring costs in Q1 2009.

Sales and deposits

New life sales were down 9% and came in at GBP 265 million in Q1 2009. New life sales in Q1 2008 included European variable annuities, which are reported as deposits in Other countries from Q1 2009. Excluding sales of variable annuities in Q1 2008, new life sales were down 8%. Including the sales of variable annuities in the UK in Q1 2009, the new life sales declined by 6% compared to Q1 2008. Sales were down across most lines of business offsetting continued strong growth in annuities.

¡	Life annualized premium production increased 29% to GBP 71 million, a result of continued strong sales of annuities;

¡

Sales of pensions declined 18% to GBP 194 million as sales of both group pension and individual pension were down this quarter. In addition, sales of unit-linked bonds declined, primarily driven by lower offshore bond sales (see Financial Supplement for more detail).

Total deposits amounted to GBP 181 million, an increase compared to last year, on both higher sales of retail mutual funds and third party managed assets.

Local knowledge. Global power.	Page 18 of 40

Value of new business

The value of new business (VNB) increased 30% to GBP 52 million (excluding European variable annuities) compared to Q1 2008, driven by the shift in sales to high-margin areas, such as annuities. As a result the internal rate of return on new business in Q1 in the United Kingdom rose to 15.0% (excluding European variable annuities), up from 13.0% in Q1 2008.

Please refer to page 29 for more detailed information on VNB.

Revenue generating investments

At the end of March 2009, revenue generating investments totaled GBP 44.2 billion, a decline of 6% from GBP 47.1 billion at the end of 2009. The decrease reflects primarily lower financial markets.

Local knowledge. Global power.	Page 19 of 40

UNITED KINGDOM - EARNINGS

GBP millions	Notes	Q1 2009	Q1 2008%
Underlying earnings before tax by line of business
Life		7	8	(13)

Life and protection		7	8	(13)
Pensions and asset management		3	28	(89)
Distribution		(3)	(2)	(50)

Underlying earnings before tax		7	34	(79)
Over/(under) performance of fair value items		(3)	0	N.M.

Operating earnings before tax		4	34	(88)

Operating earnings before tax by line of business
Life		7	8	(13)

Life and protection		7	8	(13)
Pensions and asset management		0	28	N.M.
Distribution		(3)	(2)	(50)

Operating earnings before tax		4	34	(88)

Gains/(losses) on investments		9	2	N.M.
Impairment charges		(13)	0	N.M.
Other income/(charges)	9	(22)	(41)	46

Income before tax		(22)	(5)	N.M.
Income tax attributable to policyholder return		22	41	(46)

Income before income tax on shareholders return		0	36	N.M.
Income tax on shareholders return		5	(5)	N.M.

Net income		5	31	(84)

Net underlying earnings		10	30	(67)
Net operating earnings		8	30	(73)

Commissions and expenses		159	157	1
of which operating expenses		100	98	2

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power.	Page 20 of 40

UNITED KINGDOM - SALES

GBP millions	Notes	Q1 2009	Q1 2008%
New life sales	10
Life single premiums		1,317	1,498	(12)
Life recurring premiums annualized		133	141	(6)

Total recurring plus 1/10 single		265	291	(9)

Life		71	55	29
Pensions		194	236	(18)

Total recurring plus 1/10 single		265	291	(9)

Gross deposits (on and off balance) by line of business
Pensions and asset management		181	112	62

Total gross deposits		181	112	62

Net deposits (on and off balance) by line of business
Pensions and asset management		(257)	(41)	N.M.

Total net deposits		(257)	(41)	N.M.

REVENUE GENERATING INVESTMENTS
		At Mar. 31 2009	At Dec. 31 2008%
Revenue generating investments (total)		44,208	47,122	(6)

Investments general account		5,157	4,964	4
Investments for account of policyholders		37,188	39,869	(7)
Off balance sheet investments third parties		1,863	2,289	(19)

For the amounts in euro see the Financial Supplement.

Local knowledge. Global power.	Page 21 of 40

Other countries

¡	Net income declined to EUR 9 million

¡	Underlying earnings before tax declined by 10% at constant currency

¡	Life sales of EUR 50 million resilient with 11% decline at constant currency

¡	Continued strong retail mutual fund sales in China lead to record deposits of EUR 706 million

¡	VNB of EUR 33 million, down from last year on lower sales

Overview

Net income and underlying earnings before tax declined as a result of higher losses in Taiwan, a lower contribution from France and lower earnings in Central & Eastern Europe (CEE) due to significantly depreciated currencies in CEE. In Q1 2008 earnings from CEE included a one-off reserve release in Hungary of EUR 4 million.

Life sales were down 11% at constant currency, as declining equity markets impacted single premium unit-linked sales in Poland and in Asia. The strong growth in deposits is a reflection of the inclusion of the Chinese asset management joint venture. The pension business in CEE continues to perform well in terms of sales and net deposits.

Results from European Variable Annuities are included in the Other countries section of the results release from Q1 2009.

Underlying earnings before tax

Underlying earnings before tax from Other countries declined to EUR 30 million in Q1 2009.

¡

Underlying earnings before tax from Life & Protection declined mainly as a result of losses in Asia. In CEE income on unit-linked business was down due to lower asset balances. In Q1 2008 life earnings from CEE included a one-off reserve release in Hungary of EUR 4 million;

¡	The asset management joint venture in China performed well. As a result, underlying earnings before tax from Individual savings and retirement products increased to EUR 5 million;

¡

Pensions & Asset management underlying earnings before tax increased to EUR 5 million as a result of the inclusion of a Polish pension fund and the introduction of DPAC in the pension businesses in Hungary and Poland;

¡	Underlying earnings before tax from General insurance were EUR 8 million, in line with last year;

¡	Underlying earnings before tax from associate companies declined due additional start-up costs at AEGON’s joint ventures in India and a lower contribution from La Mondiale, AEGON’s French partner.

Net income

Net income declined by two thirds to EUR 9 million. Gains on investment were offset by impairment charges. An increased impairment of deferred tax assets in Taiwan resulted in a high effective tax rate for Other countries.

Commissions and expenses

Commissions and expenses rose 8% in Q1 2009 to EUR 98 million, as a result of higher operating expenses. Operating expenses were up due to the inclusion of new operations in Turkey and Asia, the inclusion of acquired pension funds in Hungary and Poland and two new joint ventures in Spain.

Sales and deposits

New life sales in Q1 2009 declined 11% to EUR 50 million.

¡

In Central & Eastern Europe, sales of recurring premium life insurance declined 5% as strong performances in the Czech Republic and Slovakia were offset by declines in Hungary and Poland. Single premium sales were sharply lower, particularly in Poland, because of continued market turmoil. Total new life sales in CEE amounted to EUR 16 million, down 24% or 18% at constant currency;

¡	In Spain, sales of life insurance rose 22% to EUR 22 million, due primarily to the inclusion of two new joint ventures with regional savings banks and higher sales of existing joint ventures;

¡

AEGON’s largest bank partner in Spain, which is an associate and therefore not consolidated, more than tripled sales to EUR 66 million (on a 100% basis), as a result of an increased focus on risk products and higher pension (PPA) sales;

¡	In Asia, new life sales decreased to EUR 12 million as increased sales in China and India were more than offset by a decline in Taiwan.

Local knowledge. Global power.	Page 22 of 40

Gross deposits tripled to EUR 706 million. Net deposits more than doubled to EUR 300 million. The strong growth in deposits is a reflection of inclusion of the Chinese asset management joint venture. The pension business in CEE continues to perform well in terms of sales and net deposits. Deposits in Q1 2009 include sales of European variable annuities of EUR 111 million.

General insurance

Non-life sales in Hungary declined to EUR 5 million as a result of continued focus on writing profitable business in an increasingly competitive environment.

Value of new business

The value of new business (VNB) from Other countries was EUR 33 million, a decrease of EUR 9 million compared to Q1 2008, primarily as a result of lower sales.

In both Asia and CEE, the decrease in VNB was a reflection of lower sales. In Q1 2008 VNB included EUR 7 million related to the introduction and launch of a mandatory pension fund in Romania. In Spain, VNB increased mainly as a result of higher sales in CAM.

The internal rate of return in Asia was 9.6% as a result of changes in economic assumptions. The reduction of the internal rate of return to 34.4% in CEE is mainly a reflection of lower margins due to higher expense assumptions. In Spain, AEGON’s bank distribution partnerships continued to deliver high rates of return.

Please refer to page 29 for more detailed VNB information.

Revenue generating investments

In 1Q 2009, revenue generating investments declined 2% from year-end 2008 levels to EUR 13.4 billion, mainly as a result of lower equity markets.

Local knowledge. Global power.	Page 23 of 40

OTHER COUNTRIES - EARNINGS

EUR millions	Notes	Q1 2009	Q1 2008%
Underlying earnings before tax by line of business
Life		7	17	(59)
Accident and health		1	2	(50)

Life and protection		8	19	(58)
Variable annuities		0	1	N.M.
Saving products		1	0	N.M.
Retail mutual funds		4	1	N.M.

Individual savings and retirement products		5	2	150
Pensions and asset management		5	3	67
General insurance		8	7	14
Share in net results of associates		4	8	(50)

Underlying earnings before tax		30	39	(23)
Over/(under) performance of fair value items		1	0	N.M.

Operating earnings before tax		31	39	(21)

Operating earnings before tax by line of business
Life		7	17	(59)
Accident and health		1	2	(50)

Life and protection		8	19	(58)
Variable annuities		1	1	0
Saving products		1	0	N.M.
Retail mutual funds		4	1	N.M.

Individual savings and retirement products		6	2	200
Pensions and asset management		5	3	67
General insurance		8	7	14
Share in net results of associates		4	8	(50)

Operating earnings before tax		31	39	(21)

Gains/(losses) on investments		4	0	N.M.
Impairment charges		(5)	(1)	N.M.
Income before tax		30	38	(21)
Income tax		(21)	(10)	(110)

Net income		9	28	(68)
Net underlying earnings		9	27	(67)
Net operating earnings		10	27	(63)

Commissions and expenses		98	91	8
of which operating expenses		52	43	21

Local knowledge. Global power.	Page 24 of 40

OTHER COUNTRIES - SALES

EUR millions	Notes	Q1 2009	Q1 2008%
New life sales	10
Life single premiums		112	172	(35)
Life recurring premiums annualized		39	39	0

Total recurring plus 1/10 single		50	56	(11)

Life		50	56	(11)

Total recurring plus 1/10 single		50	56	(11)

New premium production accident and health insurance		2	2	0
New premium production general insurance		5	8	(38)

Gross deposits (on and off balance)
Variable annuities		115	35	N.M.
Retail mutual funds		406	48	N.M.
Pensions and asset management		185	151	23

Total gross deposits		706	234	N.M.

Net deposits (on and off balance)
Variable annuities		109	34	N.M.
Retail mutual funds		98	6	N.M.
Pensions and asset management		93	92	1

Total net deposits		300	132	127
REVENUE GENERATING INVESTMENTS
		At Mar. 31 2009	At Dec. 31 2008%
Revenue generating investments (total)		13,350	13,609	(2)
Investments general account		6,030	6,243	(3)
Investments for account of policyholders		2,085	2,067	1
Off balance sheet investments third parties		5,235	5,299	(1)

Local knowledge. Global power.	Page 25 of 40

Appendix II - Tables

Local knowledge. Global power.	Page 26 of 40

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	Q1 2009	Q1 2008%
	1
Americas		(44)	348	N.M.
The Netherlands	6	55	92	(40)
United Kingdom		11	40	(73)
Other countries		9	27	(67)
Holding and other		(45)	(4)	N.M.

Net underlying earnings		(14)	503	N.M.

OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Operating earnings before tax		(219)	217	N.M.
(Over)/under performance of fair value items - Americas		32	374	(91)
(Over)/under performance of fair value items - The Netherlands	6	190	154	23
(Over)/under performance of fair value items - United Kingdom		3	0	N.M.
(Over)/under performance of fair value items - Other countries		(1)	0	N.M.
(Over)/under performance of fair value items - Holding and other		(27)	(87)	69

Underlying earnings before tax		(22)	658	N.M.

Net underlying earnings		(14)	503	N.M.

AMERICAS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

USD millions

Over/(under) performance of fair value items by line of business
Life and protection		(45)	(30)	(50)
Individual savings and retirement products		9	(260)	N.M.
Pensions and asset management		(13)	(7)	(86)
Institutional products		(99)	(244)	59
Life reinsurance		106	(19)	N.M.

Total over/(under) performance of fair value items		(42)	(560)	93

Total over/(under) performance of fair value items in EUR		(32)	(374)	91

THE NETHERLANDS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions	6

Over/(under) performance of fair value items by line of business
Life and protection		(26)	(19)	(37)
Pensions and asset management		(164)	(135)	(21)

Total over/(under) performance of fair value items		(190)	(154)	(23)

UNITED KINGDOM - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

GBP millions

Over/(under) performance of fair value items by line of business
Pensions and asset management		(3)	0	N.M.

Total over/(under) performance of fair value items		(3)	0	N.M.

OTHER COUNTRIES - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Over/(under) performance of fair value items by line of business
Variable annuities		1	0	N.M.

Total over/(under) performance of fair value items		1	0	N.M.

Local knowledge. Global power.	Page 27 of 40

SALES

EUR millions	Q1 2009	Q1 2008%
New life sales	543	686	(21)
Gross deposits (on and off balance)	8,241	8,636	(5)

New life sales
Life single premiums	2,025	2,757	(27)
Life recurring premiums annualized	341	410	(17)

Total recurring plus 1/10 single	543	686	(21)

Life	249	284	(12)
Pensions	253	352	(28)
BOLI/COLI	1	9	(89)
Life reinsurance	40	41	(2)

Total recurring plus 1/10 single	543	686	(21)

New premium production accident and health insurance	164	166	(1)
New premium production general insurance	12	16	(25)

Gross deposits (on and off balance)
Fixed annuities	1,628	306	N.M.
Variable annuities	714	685	4
Saving products	580	648	(10)
Retail mutual funds	642	564	14
Pensions and asset management	2,829	3,183	(11)
Institutional guaranteed products	1,848	3,249	(43)
Life reinsurance	0	1	N.M.

Total gross deposits	8,241	8,636	(5)
Total gross deposits excl. institutional guaranteed products	6,393	5,387	19

Net deposits (on and off balance) by line of business
Fixed annuities	688	(795)	N.M.
Variable annuities	78	(152)	N.M.
Saving deposits	(67)	(72)	7
Retail mutual funds	(98)	171	N.M.
Pensions and asset management	506	1,170	(57)
Institutional guaranteed products	(2,354)	(1,195)	(97)
Life reinsurance	(16)	(15)	(7)

Total net deposits	(1,263)	(888)	(42)
Total net deposits excl. institutional guaranteed products	1,091	307	N.M.

EMPLOYEE NUMBERS
	At At Mar. 31 2009	At At Dec. 31 2008
Number of employees	31,156	31,425

Local knowledge. Global power.	Page 28 of 40

VALUE OF NEW BUSINESS AND IRR

		VNB EUR	VNB EUR
EUR millions, after tax	Notes	Q1 2009	Q1 2008%
Americas		79	79	0
The Netherlands		31	12	158
United Kingdom		57	53	8
Asia		2	5	(60)
Central and Eastern Europe		12	23	(48)
Other European Countries		26	14	86
VA Europe		(7)	0	N.M.
Total		201	186	8

		IRR %	IRR%
Americas		10.3	12.6
The Netherlands		14.1	10.7
United Kingdom		15.0	13.0
Asia		9.6	17.0
Central and Eastern Europe		34.4	39.0
Other European Countries		48.8	43.2
VA Europe		(3.8)	—
Total		17.8	18.4

MODELED NEW BUSINESS, APE AND DEPOSITS
		Premium business APE
EUR millions	Notes	Q1 2009	Q1 2008%
	11
Americas		266	295	(10)
The Netherlands		78	73	7
United Kingdom		312	378	(17)
Asia		13	17	(24)
Central and Eastern Europe		17	25	(32)
Other European Countries		84	59	42
Total		769	847	(9)

		Deposit business Deposits
Americas		5,252	5,997	(12)
Asia		3	7	(57)
Central and Eastern Europe		22	17	29
Other European Countries		0	6	N.M.
VA Europe		111	0	N.M.
Total		5,389	6,026	(11)

VNB/PVNBP SUMMARY
		Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q1 2009%			%
	12
Americas		31	1,230	2.6	11.8
The Netherlands		31	647	4.8	39.6
United Kingdom		57	2,024	2.8	18.3
Asia		2	76	2.2	12.7
Central and Eastern Europe		7	102	6.6	39.8
Other European Countries		26	753	3.5	31.3
Total		154	4,832	3.2	20.0
		Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
	12
Americas		47	6,386	0.7	0.9
Asia		1	13	5.2	21.7
Central and Eastern Europe		6	195	2.9	25.5
VA Europe		(7)	111	(5.9)	(5.9)
Total		47	6,705	0.7	0.9

Local knowledge. Global power.	Page 29 of 40

Notes:

1)

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short- term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long- term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON's credit spread resulted in a gain of EUR 27 mln in Q1 2009 on the fair value movement on these bonds.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)	Deposits on and off balance sheet.
5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders' equity excluding the preferred shares and the revaluation reserve.
6)

In order to maintain consistency in definitions, starting in the fourth quarter 2008, the net impact of the fair value movements of guarantees and the related hedges in the Netherlands has been excluded from underlying earnings. Previously, differences in fair value between guarantees and related hedges, referenced as hedge ineffectiveness, were reported in gain/losses on investments. Results from previous years have been adjusted.

7)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
8)	All ratios exclude AEGON's revaluation reserve.
9)

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

10)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

11)	APE = recurring premium + 1/10 single premium.
12)	PVNBP: Present Value New Business Premium.

Local knowledge. Global power.	Page 30 of 40

Appendix III Condensed consolidated interim financial statements

CONDENSED CONSOLIDATED BALANCE SHEET

EUR millions		At Mar. 31 2009	At Dec. 31 2008%
Investments general account		133,130	130,481	2
Investments for account of policyholders		103,312	105,400	(2)
Investments in associates		584	595	(2)
Deferred expenses and rebates		13,104	12,794	2
Other assets and receivables		26,618	27,766	(4)
Cash and cash equivalents		6,274	10,223	(39)

Total assets		283,022	287,259	(1)

Shareholders’ equity		4,899	6,055	(19)
Convertible core capital securities		3,000	3,000	0
Other equity instruments		4,700	4,699	0
Minority interest		7	6	17

Group equity		12,606	13,760	(8)

Insurance contracts general account		101,575	97,377	4
Insurance contracts for account of policyholders		59,635	60,808	(2)
Investment contracts general account		35,390	36,231	(2)
Investment contracts for account of policyholders		44,386	45,614	(3)
Other liabilities		29,430	33,469	(12)

Total equity and liabilities		283,022	287,259	(1)

CAPITAL BASE

Group equity		12,606	13,760	(8)
Trust pass-through securities		154	161	(4)
Subordinated borrowings		8	41	(80)
Senior debt related to insurance activities		328	69	N.M.

Total capital base		13,096	14,031	(7)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q1 2009	Q1 2008%
Premium income		5,990	6,315	(5)
Investment income		2,250	2,422	(7)
Fee and commission income		400	434	(8)
Other revenues		1	1	0

Total revenues		8,641	9,172	(6)
Income from reinsurance ceded		461	335	38
Results from financial transactions		(7,254)	(8,900)	18
Other income		2	0	N.M.

Total income		1,850	607	N.M.

Benefits and expenses		1,756	270	N.M.
Impairment charges		430	34	N.M.
Interest charges and related fees		120	95	26
Other charges		1	0	N.M.

Total charges		2,307	399	N.M.

Share in net results of associates		2	9	(78)

Income (loss) before tax		(455)	217	N.M.
Income tax		282	(64)	N.M.

Net income (loss) attributable to equity holders of AEGON N.V.		(173)	153	N.M.

Net income per common share
Basic earnings per share		(0.15)	0.07	N.M.
Diluted earnings per share		(0.15)	0.07	N.M.

Local knowledge. Global power.	Page 31 of 40

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	At Mar. 31 2009	At Mar. 31 2008	At Dec. 31 2008
Net income (loss)	(173)	153	(1,082)
Other comprehensive income:
Movements in foreign currency translations reserve	455	(1,066)	(170)
Movements in revaluation reserves	(1,373)	(1,510)	(6,651)

Other comprehensive income for the period	(918)	(2,576)	(6,821)
Total comprehensive income attributable to shareholders of AEGON N.V.	(1,091)	(2,423)	(7,903)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Shareholders’ equity at January 1	6,055	15,151	15,151
Total comprehensive income attributable to shareholders of AEGON N.V.	(1,091)	(2,423)	(7,903)
Dividends paid on ordinary shares	0	0	(548)
Preferred dividend	0	0	(112)
Repurchased and sold own shares	4	(73)	(217)
Coupons on perpetuals (net of tax)	(48)	(46)	(189)
Coupons on convertible core capital securities	0	0	(121)
Other changes	(21)	(12)	(6)

Shareholders’ equity at end of period	4,899	12,597	6,055

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Notes	Q1 2009	Q1 2008%
Cash flow from operating activities		(4,127)	1,615	N.M.

Cash flow from investing activities
Purchase and disposal of intangible assets		(1)	(1)	0
Purchase and disposal of equipment and other assets		(15)	(11)	(36)
Purchase, disposal and dividends of subsidiaries and associates		(8)	(6)	(33)

		(24)	(18)	(33)

Cash flow from financing activities
Issuance and purchase of share capital		4	(73)	N.M.
Issuance, repayment and coupons of perpetuals		(64)	(62)	(3)
Issuance, repayment and finance interest on borrowings		628	810	(22)

		568	675	(16)

Net increase/(decrease) in cash and cash equivalents		(3,583)	2,272	N.M.

Local knowledge. Global power.	Page 32 of 40

AMOUNTS PER COMMON SHARE

	Notes	Q1 2009	Q1 2008%
Net income (loss) in EUR	1	(0.15)	0.07	N.M.
Net income (loss) fully diluted in EUR	1	(0.15)	0.07	N.M.

Net income (loss) in USD		(0.20)	0.10	N.M.
Net income (loss) fully diluted in USD		(0.20)	0.10	N.M.

Net underlying earnings in EUR	1	(0.04)	0.30	N.M.
Net underlying earnings fully diluted in EUR	1	(0.04)	0.30	N.M.

Net underlying earnings in USD		(0.05)	0.45	N.M.
Net underlying earnings fully diluted in USD		(0.05)	0.45	N.M.

Net operating earnings in EUR	1	(0.14)	0.09	N.M.
Net operating earnings fully diluted in EUR	1	(0.14)	0.09	N.M.

Net operating earnings in USD		(0.18)	0.13	N.M.
Net operating earnings fully diluted in USD		(0.18)	0.13	N.M.
		At	At

		At Mar. 31 2009	At Dec. 31 2008
Shareholders’ equity in EUR	2	1.84	2.60	(29)
Shareholders’ equity in USD	2	2.45	3.62	(32)

NET INCOME PER COMMON SHARE CALCULATION

EUR millions (except per share data)	Notes	Q1 2009	Q1 2008%
Net income / (loss)		(173)	153	N.M.
Coupons on perpetuals		(48)	(46)	(4)

Net income / (loss) attributable to ordinary shareholders		(221)	107	N.M.

Weighted average number of common shares outstanding		1,516	1,499	1
Net income per share		(0.15)	0.07	N.M.

Quarterly net income / (loss) per common share

first quarter		(0.15)	0.07	N.M.
second quarter			0.08
third quarter			(0.25)
fourth quarter			(0.82)

Local knowledge. Global power.	Page 33 of 40

SEGMENT REPORTING (quarter- to-date information)

	Americas		The Netherlands		United Kingdom		Other countries		Holding and other Activities		Total
EUR millions	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008	Q1 2009	Q1 2008
Underlying earnings before tax geographically for reportable segments	(60)	499	76	130	7	45	32	40	(77)	(56)	(22)	658
Inter-segment elimination	(8)	(21)	(4)	(17)	0	0	(2)	(1)	14	39	0	0

Underlying earnings before tax geographically for reportable segments	(68)	478	72	113	7	45	30	39	(63)	(17)	(22)	658
Over/(under) performance of fair value items	(32)	(374)	(190)	(154)	(3)	0	1	0	27	87	(197)	(441)

Total operating earnings before tax	(100)	104	(118)	(41)	4	45	31	39	(36)	70	(219)	217
Gains/(losses) on investments	28	(47)	110	76	10	3	4	0	21	54	173	86
Impairment charges	(286)	(19)	(78)	(17)	(14)	0	(5)	(1)	(5)	0	(388)	(37)
Impairment reversals	2	5	0	0	0	0	0	0	0	0	2	5
Other income/(charges)	1	0	0	0	(24)	(54)	0	0	0	0	(23)	(54)

Income (loss) before tax	(355)	43	(86)	18	(24)	(6)	30	38	(20)	124	(455)	217
Income tax	222	(69)	45	1	30	47	(21)	(10)	6	(33)	282	(64)

Net income (loss)	(133)	(26)	(41)	19	6	41	9	28	(14)	91	(173)	153

Revenues
Life insurance gross premiums	1,499	1,474	1,568	1,458	1,820	2,258	340	383	0	0	5,227	5,573
Accident and health insurance	453	422	106	118	0	0	29	29	0	0	588	569
General insurance	0	0	138	134	0	0	37	39	0	0	175	173

Total gross premiums	1,952	1,896	1,812	1,710	1,820	2,258	406	451	0	0	5,990	6,315
Investment income	1,142	1,202	502	547	517	596	77	61	70	60	2,308	2,466
Fee and commission income	222	242	106	111	44	60	28	21	0	0	400	434
Other revenues	0	1	0	0	0	0	1	0	0	0	1	1

Total revenues for reportable segments	3,316	3,341	2,420	2,368	2,381	2,914	512	533	70	60	8,699	9,216
Inter-segment elimination	0	(1)	(1)	1	(1)	0	0	0	(56)	(44)	(58)	(44)
Total revenues	3,316	3,340	2,419	2,369	2,380	2,914	512	533	14	16	8,641	9,172

Local knowledge. Global power.	Page 34 of 40

INVESTMENTS GEOGRAPHICALLY

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At March 31, 2009	Americas	The Netherlands	United Kingdom	Other countries	Holding & other activities	Eliminations	Total EUR
		Investments
1,412	36	Shares	1,061	785	39	161	47	(2)	2,091
77,611	5,111	Bonds	58,319	18,195	5,491	4,672	21	0	86,698
18,910	10	Loans	14,209	11,734	11	1,077	0	0	27,031
19,322	0	Other financial assets	14,519	117	0	120	0	0	14,756
679	0	Investments in real estate	510	2,044	0	0	0	0	2,554

117,934	5,157	Investments general account	88,618	32,875	5,541	6,030	68	(2)	133,130
0	16,114	Shares	0	5,450	17,312	344	0	(5)	23,101
0	11,950	Bonds	0	12,896	12,838	278	0	0	26,012
55,791	2,327	Separate accounts and investment funds	41,923	0	2,500	1,251	0	0	45,674
0	5,825	Other financial assets	0	1,011	6,258	212	0	0	7,481
0	972	Investments in real estate	0	0	1,044	0	0	0	1,044

55,791	37,188	Investments for account of policyholders	41,923	19,357	39,952	2,085	0	(5)	103,312

173,725	42,345	Investments on balance sheet	130,541	52,232	45,493	8,115	68	(7)	236,442
105,674	1,863	Off balance sheet investments third parties	79,407	11,195	2,001	5,235	0	0	97,838

279,399	44,208	Total revenue generating investments	209,948	63,427	47,494	13,350	68	(7)	334,280
		Investments
92,655	5,055	Available-for-sale	69,623	18,783	5,431	2,447	68	0	96,352
18,910	10	Loans	14,209	11,734	11	1,077	0	0	27,031
0	0	Held-to-maturity	0	0	0	2,278	0	0	2,278
61,481	36,308	Financial assets at fair value through profit or loss	46,199	19,671	39,007	2,313	0	(7)	107,183
679	972	Investments in real estate	510	2,044	1,044	0	0	0	3,598

173,725	42,345	Total investments on balance sheet	130,541	52,232	45,493	8,115	68	(7)	236,442
(2)	0	Elimination of treasury shares *	(2)	(5)	0	0	0	7	0
24	13	Investments in associates	18	60	13	490	5	(2)	584
35,144	6,723	Other assets	26,408	7,651	7,224	1,728	14,870	(11,494)	46,387

208,891	49,081	Consolidated total Assets	156,965	59,938	52,730	10,333	14,943	(11,496)	283,413

*	Due to the split by country unit on this line, it is necessary to reverse the elimination of treasury shares in the column eliminations, as elimination by type had already taken place in the column eliminations above as well.

INVESTMENTS GEOGRAPHICALLY

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holding & other activities	Eliminations	Total EUR
		Investments
1,436	39	Shares	1,031	1,297	41	183	52	(2)	2,602
83,846	4,915	Bonds	60,247	18,298	5,161	4,827	20	0	88,553
19,194	10	Loans	13,792	10,416	10	1,116	0	0	25,334
15,635	0	Other financial assets	11,235	112	0	117	0	0	11,464
679	0	Investments in real estate	488	2,040	0	0	0	0	2,528

120,790	4,964	Investments general account	86,793	32,163	5,212	6,243	72	(2)	130,481
0	17,360	Shares	0	6,416	18,225	167	0	(9)	24,799
0	12,675	Bonds	0	11,675	13,307	330	0	0	25,312
58,943	2,381	Separate accounts and investment funds	42,353	0	2,500	1,420	0	0	46,273
0	6,376	Other financial assets	0	1,042	6,693	150	0	0	7,885
0	1,077	Investments in real estate	0	0	1,131	0	0	0	1,131

58,943	39,869	Investments for account of policyholders	42,353	19,133	41,856	2,067	0	(9)	105,400

179,733	44,833	Investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
106,434	2,289	Off balance sheet investments third parties	76,478	11,783	2,403	5,299	0	0	95,963

286,167	47,122	Total revenue generating investments	205,624	63,079	49,471	13,609	72	(11)	331,844
		Investments
94,444	4,859	Available-for-sale	67,862	19,110	5,101	2,602	72	0	94,747
19,194	10	Loans	13,792	10,416	10	1,116	0	0	25,334
0	0	Held-to-maturity	0	0	0	2,269	0	0	2,269
65,416	38,887	Financial assets at fair value through profit or loss	47,004	19,730	40,826	2,323	0	(11)	109,872
679	1,077	Investments in real estate	488	2,040	1,131	0	0	0	3,659

179,733	44,833	Total investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
(3)	0	Elimination of treasury shares *	(2)	(9)	0	0	0	11	0
30	13	Investments in associates	21	55	13	503	4	(2)	594
36,798	7,192	Other assets	26,442	12,469	7,552	1,660	17,395	(14,734)	50,784

216,558	52,038	Consolidated total Assets	155,607	63,811	54,633	10,473	17,471	(14,736)	287,259

*	Due to the split by country unit on this line, it is necessary to reverse the elimination of treasury shares in the column eliminations, as elimination by type had already taken place in the column eliminations above as well.

Local knowledge. Global power.	Page 35 of 40

ASSETS AND CAPITAL GEOGRAPHICALLY

				amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas
				The Netherlands	United Kingdom	Other countries	Total EUR
		At March 31, 2009
208,891	49,081	Assets business units	156,965	59,938	52,730	10,333	279,966
		Other assets					3,056

		Total assets on balance sheet					283,022

10,228	1,132	Capital in units	7,686	2,351	1,216	1,802	13,055

		Total capital base					13,096
		Other net liabilities					(41)

		Total					13,055

		At December 31, 2008
216,558	52,038	Assets business units	155,607	63,811	54,633	10,473	284,524
		Other assets					2,735

		Total assets on balance sheet					287,259

10,617	1,257	Capital in units	7,629	2,954	1,320	1,948	13,851

		Total capital base					14,031
		Other net liabilities					(180)

		Total					13,851

Currencies

Income statement items: average rate 1 EUR = USD 1.3023 (2008: USD 1.4989).

Income statement items: average rate 1 EUR = GBP 0.9070 (2008: GBP 0.7569).

Balance sheet items: closing rate 1 EUR = USD 1.3308 (2008: USD 1.5812; year-end 2008: USD 1.3917).

Balance sheet items: closing rate 1 EUR = GBP 0.9308 (2008: GBP 0.7958; year-end 2008: GBP 0.9525).

Notes:

1)	After deduction of preferred dividend and coupons on perpetuals.
2)	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2008: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,516 million (at Dec. 31, 2008: 1,515 million).

Local knowledge. Global power.	Page 36 of 40

Notes to condensed consolidated interim financial statements

Basis of preparation and significant accounting policies

The condensed consolidated interim financial statements as at and for the three month period ended March 31, 2009, included in Appendix III have been prepared in accordance with IAS 34 ‘Interim financial reporting’. It does not include all of the information required for full financial statements and should therefore be read together with the 2008 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2008.

The condensed consolidated interim financial statements included in Appendix III have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The published figures in these condensed consolidated interim financial statements are unaudited.

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2008 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted by the European Union, except for the changes highlighted below.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009:

IFRS 8 ‘Operating segments’. This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (geographical) and secondary (business) reporting segments of the Group.

Under IFRS 8, AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief executive decision maker”. The operating segments are:

¡	AEGON Americas. Main business lines include life and protection, individual savings and retirement, pensions and asset management, institutional products and life reinsurance.

¡	AEGON The Netherlands. Main business lines include life and protection, individual savings and retirement, pensions and asset management, distribution and general insurance.

¡	AEGON United Kingdom. Main business lines include life and protection, pensions and asset management and distribution.

¡

Other countries. Other countries include the country units Central and Eastern Europe, other European countries, European variable annuities and Asia. Main business lines include life and protection, pensions and asset management and general insurance.

¡	Holding and other activities. Includes finance, employee and other administrative expenses of the group staff functions.

This report includes a non-IFRS financial measure: Underlying earnings before tax. AEGON believes this non-IFRS measure, together with the IFRS measure (Net income), provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers. In addition, underlying earnings is a key performance indicator on which the executive board manages AEGON’s performance. The reconciliation of this measure to the most comparable IFRS measure is shown in table Segment reporting on page 34.

The adoption of IFRS 8 did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

IAS 1 (revised) ‘Presentation of financial statements’. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expenses, either in one single statement, or in two linked statements. AEGON has elected to present two statements. The adoption of this standard did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

Local knowledge. Global power.	Page 37 of 40

IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’. The Standard has been amended to clarify the definition of vesting conditions and to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

IAS 23 ‘Borrowing Costs (revised)’.

The standard has been revised to require capitalization of borrowing costs on qualifying assets. This amendment is not relevant to the Group as the Group already has a policy to capitalize borrowing costs.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the Group:

¡	IFRIC 16 ‘Hedges of a net investment in a foreign operation’;

¡	Amendments to IAS 39 ‘Eligible hedged items’;

¡	Improvements to IFRS (2008).

Condensed consolidated income statement

The result from financial transactions in Q1 2009 amounted to a loss of EUR 7.3 billion compared to a loss of EUR 8.9 billion in Q1 2008. These losses primarily reflect losses on investments for account of policyholders. This decrease of losses is offset by an increase in the benefits and expenses line which increases from an amount of EUR 270 million in Q1 2008 to EUR 1.8 billion in Q1 2009.

Capital and funding

The capital management section, on page 2 provides information on issuances, repurchases and repayments of debt and equity securities during the current interim reporting period.

Investment impairments

Page 6 of the results release includes information on net impairments recognized in Q1 of 2009.

Fair value measurement

Fair value measurement of financial assets and liabilities has been subject of industry-wide discussions between preparers, regulators and users of financial statements. The distressed markets continuing since the second half of 2008 resulted in challenges related to the fair value measurement of financial instruments because of far less liquidity in the market, forced sales resulting from deleveraging activities and asset/liability programs. Assets with a mark-to-model valuation are now 3.8% (EUR 3.7 billion) of the total valuation of debt instruments held at fair value (Q4 2008: 1.1%).

Business combinations

There were no significant new business combinations during Q1 2009.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2008 consolidated financial statements of AEGON.

Events after the balance sheet date

On April 22, 2009 AEGON announced it has agreed to sell its Taiwanese life insurance business to Zhongwei Company Ltd. The sale price is expected to be EUR 65 million resulting in an estimated total negative impact on earnings of EUR 400 million in Q2 2009, resulting in a charge to shareholders’ equity of EUR 300 million. The sale of the Taiwanese life insurance business is subject to regulatory approval and is expected to close by the end of Q3 2009.

On April 29, 2009 AEGON completed an issue of senior unsecured notes with a nominal value of EUR 1 billion due April 29, 2012, under its USD 6 billion program for the issuance of debt instruments. The notes, issued at a price of 99.673, will carry a coupon of 7%.

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About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	First quarter 2009		Full year 2008
Underlying earnings before tax	EUR	(22) million	EUR	1.57 billion
New life sales	EUR	543 million	EUR	2.63 billion
Gross deposits	EUR	8.2 billion	EUR	40.75 billion
Revenue generating investments	EUR	334 billion	EUR	332 billion
(End of period)

Group Corporate Communications & Investor Relations

Media relations	Media conference call
Phone: + 31 (0)70 – 344 8956	8:00 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aeegon.com

Investor relations	Analyst & investor call
Phone: + 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only	3:00 pm CET
Audio webcast on www.aegon.com
E-mail: ir@aegon.com	Call-in numbers (listen only):
	Netherlands	+31-20-796-5332
	United Kingdom	+44 208 515 2316
	United States	+1-480-293-1744

Website: www.aegon.com

Financial supplement:

AEGON’s Q1 2009 Financial supplement is available on www.aegon.com.

Video interview Alex Wynaendts

Available on www.aegon.com at 7.45 a.m., via the link http://www.aegon.com/q1interview.

Local knowledge. Global power.	Page 39 of 40

Disclaimers

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net underlying earnings, underlying earnings before tax, net operating earnings, operating earnings before tax and value of new business. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 34. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 27.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly condensed consolidated interim financial statements and should not be viewed as a substitute for IFRS financial measures. Reference is made to the assumptions included in AEGON Embedded Value 2008 Report dated May 14, 2009 and filed on a Form 6-K on August 13, 2009.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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